Exhibit to Item 77D:

The Tweedy, Browne Global Value Fund, Tweedy, Browne Value
Fund and the Tweedy, Browne Worldwide High Dividend Yield
Value Fund (each a "Fund" and collectively, the "Funds") may each invest in shares of other investment companies subject to the limitations of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder.
In order to earn a reasonable yield on the Funds' uninvested cash in the current environment of extremely low yields on U.S. Treasury securities in a manner consistent with safety of principal, the Funds may invest in money market mutual funds that invest substantially entirely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, as an alternative to, or in conjunction with, other short-term investments. As of December 23, 2008, the Funds' prospectus and statement of additional information were supplemented to disclose each Fund's ability to invest more than 5% of its assets in such money market funds. When a Fund invests in shares of a money market fund or other mutual fund, the Fund's shareholders indirectly bear the fees and expenses of such other fund in addition to the Fund's own fees and expenses.